ASX

AUSTRALIAN STOCK EXCHANGE

MARKET RELEASE

17 November 2006

Prana Biotechnology Limited

TRADING HALT

The securities of Prana Biotechnology Limited (the "Company") will be placed in pre-open at the request of the Company, pending the release of an announcement by the Company. Unless ASX decides otherwise, the securities will remain in pre-open until the earlier of the commencement of normal trading on Tuesday, 21 November 2006 or when the announcement is released to the market.

Security Code: PBT

Julia Kagan
Senior Adviser, Issuers (Melbourne)